Financial Forecast
Personalized Treatment
Breast Cancer (invasive)

Year	# of New Diagnos	HER2+	Best (95%)		Expected (65%)		Worst (50%)	
2020	267829	80349	76331	$38,165,632.50	52227	$26,113,327.50	40174	$20,087,175.00
2021	273607	82082	77978	$38,988,997.50	53353	$26,676,682.50	41041	$20,520,525.00
2022	279385	83816	79625	$39,812,362.50	54480	$27,240,037.50	41908	$20,953,875.00
2023	285163	85549	81271	$40,635,727.50	55607	$27,803,392.50	42774	$21,387,225.00
2024	290941	87282	82918	$41,459,092.50	56733	$28,366,747.50	43641	$21,820,575.00
2025	296719	89016	84565	$42,282,457.50	57860	$28,930,102.50	44508	$22,253,925.00
2026	302497	90749	86212	$43,105,822.50	58987	$29,493,457.50	45375	$22,687,275.00
2027	308275	92483	87858	$43,929,187.50	60114	$30,056,812.50	46241	$23,120,625.00
2028	314053	94216	89505	$44,752,552.50	61240	$30,620,167.50	47108	$23,553,975.00
2029	319831	95949	91152	$45,575,917.50	62367	$31,183,522.50	47975	$23,987,325.00
2030	325609	97683	92799	$46,399,282.50	63494	$31,746,877.50	48841	$24,420,675.00

Assumptions

Growth rates based on extrapolated trends from historical data from 2013 - 2017

Primary Indication: HER2+

HER2+ accounts for approx 30% of invasive breast cancer

Year	# of New Diagnos	Other	Best		Expected		Worst	
2020	100000	70000	21000	$10,500,000.00	17500	$8,750,000.00	10500	$5,250,000.00
2021	273607	191525	76610	$38,304,980.00	67034	$33,516,857.50	47881	$23,940,612.50
2022	279385	195570	97785	$48,892,375.00	78228	$39,113,900.00	59884	$29,942,115.00
2023	285163	199614	119768	$59,884,230.00	89826	$44,913,172.50	69865	$34,932,467.50
2024	290941	203659	142561	$71,280,545.00	101829	$50,914,675.00	81463	$40,731,740.00
2025	296719	207703	145392	$72,696,155.00	103852	$51,925,825.00	83081	$41,540,660.00
2026	302497	211748	148224	$74,111,765.00	105874	$52,936,975.00	84699	$42,349,580.00
2027	308275	215793	151055	$75,527,375.00	107896	$53,948,125.00	86317	$43,158,500.00
2028	314053	219837	153886	$76,942,985.00	109919	$54,959,275.00	87935	$43,967,420.00
2029	319831	223882	156717	$78,358,595.00	111941	$55,970,425.00	89553	$44,776,340.00
2030	325609	227926	159548	$79,774,205.00	113963	$56,981,575.00	91171	$45,585,260.00

Assumptions

Best case: Starts with 30% market share and levels off at 70% after 5 years

Expected case: Starts with 25% market share and levels off at 50% after 5 years

Worst case: Starts with 15% market share and levels off at 40% after 5 years

These assumptions apply to Breast Cancer (other), Colorectal, Brain cancers